SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————————————

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2016

Commission File Number 0-28800

———————————————

DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

———————————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2016, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated May 24, 2016, entitled "EXERCISE OF OPTIONS AND SALE OF SHARES".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 24 2016

By: /s/ Riaan Davel

    Name: Riaan Davel

    Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
("**DRDGOLD**")

EXERCISE OF OPTIONS AND SALE OF SHARES

In compliance with paragraph 3.63 of the JSE Limited Listings Requirements ("**Listings Requirements**"), the following information regarding transactions by directors of a major subsidiary of DRDGOLD is disclosed:

Name of director:	Mr W J Schoeman
Name of company:	Ergo Mining Operations Proprietary Limited
Date of transaction:	19 May 2016
Nature of transaction:	Exercise of options in terms of the DRDGOLD (1996) Share Option Scheme and subsequent sale of shares
Class of securities:	Options in respect of DRDGOLD ordinary shares
Number of options exercised and strike price:	99 175 at R5.12 per share
Total value of transaction:	R507 776.00
Number of shares sold and selling price:	99175 at R8.2515
Total value of sale:	R818 342.51
Name of director:	Mr H N Gouws
Name of company:	Ergo Mining Proprietary Limited
Date of transaction:	20 May 2016
Nature of transaction:	Exercise of options in terms of the DRDGOLD (1996) Share Option Scheme and subsequent sale of shares
Class of securities:	Options in respect of DRDGOLD ordinary shares
Number of options exercised and strike price:	56 650 at R5.12 per share
Total value of transaction:	R290 048.00

Number of shares sold and selling price:	56 650 at R8.4588
Total value of sale:	R479 191.02
Name of director:	Mr M Burrell
Name of company:	Ergo Mining Proprietary Limited
Date of transaction:	20 May 2016
Nature of transaction:	Exercise of options in terms of the DRDGOLD (1996) Share Option Scheme and subsequent sale of shares
Class of securities:	Options in respect of DRDGOLD ordinary shares
Number of options exercised and strike price:	26 325 at R5.12 per share
Total value of transaction:	R134 784.00
Number of shares sold and selling price:	26 325 at R8.4574
Total value of sale:	R222 641.06

The nature of the directors' interest is direct beneficial.

The exercise of options was completed off-market and the sale of shares was concluded on-market.

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chief Financial Officer of DRDGOLD. The above trade was completed outside of a closed period.

Johannesburg
24 May 2016

Sponsor
One Capital